SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULED 13d-2(a)
(Amendment No. 7)*

OPTIBASE LTD.
(Name of Issuer)

Ordinary Shares	M7524R108
Nominal value NIS 0.13 per share
(Title of class of securities)	(CUSIP number)

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.
One Azrieli Center
Tel Aviv 67021, Israel
Attention: Daniel Gamulka, Adv.
Telephone: (972) 3-607- 4444

(Name, address and telephone number of person authorized to receive notices and communications)

May 27, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 5 Pages)

1	NAME OF REPORTING PERSON: Tom S. Wyler I.R.S. IDENTIFICATION NO. OR ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,701,838
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,701,838
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 2,701,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 20.2%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer

        This Schedule 13D supplements information disclosed by Mr. Tom S. Wyler (the “Reporting Person”) on Amendment No. 6 (“Amendment No. 6”) to the statement on Schedule 13D dated June 9, 2005, filed jointly by Tom S. Wyler and Arthur Mayer-Sommer, relating to Ordinary Shares, nominal value NIS 0.13 per share (the “Ordinary Shares”), of Optibase Ltd., a company organized under the laws of Israel (the “Issuer”). Amendment No. 6 related to a Schedule 13D originally filed on March 26, 2001 (the “Statement”), which was amended by Amendment No. 1 filed on May 10, 2001, Amendment No. 2 filed on May 21, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on July 18, 2001, and Amendment No. 5 filed on November 25, 2003, The Statement was originally filed on behalf of Tom S. Wyler, Arthur Mayer-Sommer and Festin Management Corp. (“Festin”).

        As reported in Amendment No. 6, Festin transferred 1,800,000 Ordinary Shares and 1,200,000 Ordinary Shares, which constituted all of its holdings, to Tom S. Wyler and Arthur Mayer-Sommer, respectively, who were Festin’s sole shareholders. In addition, Mr. Wyler has been granted options to purchase an aggregate of 300,000 Ordinary Shares, which number includes shares underlying options that are not exercisable within 60 days hereof.

        The purpose of this Schedule 13D is to report an additional purchase of 601,838 Ordinary Shares by Mr. Wyler, and is being filed solely on behalf of Mr. Wyler as the Reporting Person.

Item 2.	Identity and Background.

Mr. Wyler currently serves as President, Chief Executive Officer and Executive Chairman of the Registrant. Mr. Wyler’s business address is c/o Optibase Ltd., 7 Shenkar Street, Herzliya, Israel. Mr. Wyler, in the last five years, has not been (i) convicted in a criminal proceeding or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Wyler is a citizen of Switzerland.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 27, 2006, Mr. Wyler agreed to purchase 601,838 Ordinary Shares (the “Additional Shares”) from Moshe Namdar at a price of $5.00 per share, for a total consideration of $3,009,190. Mr. Wyler paid for the Additional Shares on June 21, 2006. The source of funds for the consideration the Additional Shares was a loan from Equilex Trust Registered as Trustee of the Capri Trust (the “Lender”). The Loan Agreement is filed as an Exhibit hereto. The Additional Shares were pledged to the Lender to guarantee repayment of the loan, pursuant to a Deed of Trust filed as an Exhibit hereto. Mr. Wyler has previously borrowed funds from the Lender, and has agreed to pledge an additional 1.8 million Ordinary Shares as security for all loans from the Lender.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the Ordinary Shares because he determined that such shares may present significant opportunities for realization of increased shareholder value. The Reporting Person specifically reserves the right to continue to acquire Ordinary Shares from time to time in the open market or otherwise and to sell any Ordinary Shares at any time and from time to time in the open market or otherwise. In addition, subject to applicable law, the Reporting Person specifically reserves the right to discuss with other shareholders the Issuer matters that may be of common concern. No agreements, arrangements or understandings exist between the Reporting Person and third parties with respect to the foregoing.

Except as set forth in this Item 4, the Reporting Person does not currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person specifically reserves the right to adopt and pursue one or more such plans, and to make such proposals, at any time and from time to time in the future.

Item 5.	Interest in Securities of the Issuer.

        (a) Tom S. Wyler is the beneficial owner of 2,701,838 Ordinary Shares (including options to purchase 300,00 Ordinary Shares, which number includes shares that are not currently exercisable or exercisable within 60 days), or approximately 20.2% of the total outstanding Ordinary Shares, (based on the number of Ordinary Shares outstanding as of March 15, 2006 of 13,388,273, as reported by the Issuer.)

        (b) Tom S. Wyler has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 2,701,838 Ordinary Shares referred to above.

        (c) Except with respect to the transaction described above, no transactions in the Ordinary Shares have been effected by the Reporting Person since the filing of Amendment No. 6.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of the Issuer.

Item 7.	Material to be Filed as Exhibits.

        The following Exhibits are filed herewith:

99.1.	Loan Agreement dated May 27, 2006 between Tom Wyler and Equilex Trust Reg. As Trustee of the Capri Trust (the "Lender").

99.2	Deed of Pledge between the Lender and Tom Wyler relating to 601,838 Ordinary Shares

99.3	Deed of Pledge between the Lender and Tom Wyler relating to 1.8 million Ordinary Shares

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 11, 2006

Tom S. Wyler /s/ Tom. S. Wyler ——————————————